July 9, 2024

Carlos Jos   Garc  a Moreno Elizondo
Chief Financial Officer
Am  rica M  vil, S.A.B. DE C.V.
Lago Zurich 245, Plaza Carso / Edificio Telcel
Colonia Ampliaci  n Granada, Miguel Hidalgo, 11529
Mexico City, Mexico

       Re: Am  rica M  vil, S.A.B. DE C.V.
           Form 20-F and 20-F/A for the Fiscal Year Ended December 31, 2023 File No.001-16269
Dear Carlos Jos   Garc  a Moreno Elizondo:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Manuel Silva